Exhibit 99.1

Tuniu Announces Unaudited First Quarter 2024 Financial Results

NANJING, China, June 4, 2024 - Tuniu Corporation (NASDAQ: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced its unaudited financial results for the first quarter ended March 31, 2024.

Highlights for the First Quarter of 2024

•	Net revenues in the first quarter of 2024 increased by 70.9% year-over-year to RMB108.0 million (US$15.0 million1).

•	Revenues from package tours in the first quarter of 2024 increased by 106.7% year-over-year to RMB83.0 million (US$11.5 million).

•	Gross profit in the first quarter of 2024 increased by 111.0% year-over-year to RMB82.0 million (US$11.4 million).

•	Income from operations was RMB12.3 million (US$1.7 million) in the first quarter of 2024, compared to a loss from operations of RMB17.0 million in the first quarter of 2023. Non-GAAP[2] income from operations was RMB18.1 million (US$2.5 million) in the first quarter of 2024, compared to a Non-GAAP loss from operations of RMB15.4 million in the first quarter of 2023.

•	Net income was RMB21.9 million (US$3.0 million) in the first quarter of 2024, compared to a net loss of RMB7.5 million in the first quarter of 2023. Non-GAAP net income was RMB27.7 million (US$3.8 million) in the first quarter of 2024, compared to a Non-GAAP net loss of RMB5.9 million in the first quarter of 2023.

"We are pleased to see continued strong growth momentum in the first quarter of 2024," said Mr. Donald Dunde Yu, Tuniu’s founder, Chairman and Chief Executive Officer. "Our net revenues increased by 70.9% year-over-year, while revenues from packaged tours increased by 106.7%. This is the first time since our listing that we have achieved profitability in the first quarter, which demonstrates that Tuniu’s performance is gradually entering a path of healthy development. We will continue to closely monitor industry trends and the evolving customer demands, primarily focusing on product innovation, service quality enhancement, sales channel development, and operational efficiency improvement. We remain committed to strengthen our market position, enhance performance, and create greater value for both customers and shareholders."

1 The conversion of Renminbi ("RMB") into United States dollars ("US$") is based on the exchange rate of US$1.00=RMB 7.2203 on March 29, 2024 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at https://www.federalreserve.gov/releases/h10/default.htm.

2 The section below entitled "About Non-GAAP Financial Measures" provides information about the use of Non-GAAP financial measures in this press release, and the table captioned “Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release reconciles Non-GAAP financial information with the Company's financial results under GAAP.

First Quarter 2024 Results

Net revenues were RMB108.0 million (US$15.0 million) in the first quarter of 2024, representing a year-over-year increase of 70.9% from the corresponding period in 2023. The increase was primarily due to the growth of packaged tours as the travel market recovers.

•	Revenues from packaged tours were RMB83.0 million (US$11.5 million) in the first quarter of 2024, representing a year-over-year increase of 106.7% from the corresponding period in 2023. The increase was primarily due to the growth of organized tours.

•	Other revenues were RMB25.0 million (US$3.5 million) in the first quarter of 2024, representing a year-over-year increase of 8.5% from the corresponding period in 2023. The increase was primarily due to the increase in the commission fees received from other travel-related products.

Cost of revenues was RMB25.9 million (US$3.6 million) in the first quarter of 2024, representing a year-over-year increase of 6.6% from the corresponding period in 2023. As a percentage of net revenues, cost of revenues was 24.0% in the first quarter of 2024, compared to 38.5% in the corresponding period in 2023.

Gross profit was RMB82.0 million (US$11.4 million) in the first quarter of 2024, representing a year-over-year increase of 111.0% from the corresponding period in 2023.

Operating expenses were RMB69.7 million (US$9.7 million) in the first quarter of 2024, representing a year-over-year increase of 24.8% from the corresponding period in 2023.

•	Research and product development expenses were RMB13.0 million (US$1.8 million) in the first quarter of 2024, representing a year-over-year decrease of 9.1%. The decrease was primarily due to the decrease in research and product development personnel related expenses. Research and product development expenses as a percentage of net revenues were 12.1% in the first quarter of 2024, decreasing from 22.7% as a percentage of net revenues in the corresponding period in 2023.

•	Sales and marketing expenses were RMB36.8 million (US$5.1 million) in the first quarter of 2024, representing a year-over-year increase of 84.2%. The increase was primarily due to the increase in promotion expenses and sales and marketing personnel related expenses. Sales and marketing expenses as a percentage of net revenues were 34.1% in the first quarter of 2024, increasing from 31.6% as a percentage of net revenues in the corresponding period in 2023.

•	General and administrative expenses were RMB20.5 million (US$2.8 million) in the first quarter of 2024, representing a year-over-year decrease of 8.2%. The decrease was primarily due to the reversal of allowance for doubtful accounts. General and administrative expenses as a percentage of net revenues were 19.0% in the first quarter of 2024, decreasing from 35.3% as a percentage of net revenues in the corresponding period in 2023.

Income from operations was RMB12.3 million (US$1.7 million) in the first quarter of 2024, compared to a loss from operations of RMB17.0 million in the first quarter of 2023. Non-GAAP income from operations, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB18.1 million (US$2.5 million) in the first quarter of 2024.

Net income was RMB21.9 million (US$3.0 million) in the first quarter of 2024, compared to a net loss of RMB7.5 million in the first quarter of 2023. Non-GAAP net income, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB27.7 million (US$3.8 million) in the first quarter of 2024.

Net income attributable to ordinary shareholders of Tuniu Corporation was RMB13.9 million (US$1.9 million) in the first quarter of 2024, compared to a net loss attributable to ordinary shareholders of RMB7.0 million in the first quarter of 2023. Non-GAAP net income attributable to ordinary shareholders of Tuniu Corporation, which excluded share-based compensation expenses and amortization of acquired intangible assets, was RMB19.7 million (US$2.7 million) in the first quarter of 2024.

As of March 31, 2024, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1.2 billion (US$167.4 million).

Business Outlook

For the second quarter of 2024, Tuniu expects to generate RMB114.9 million to RMB119.9 million of net revenues, which represents a 15% to 20% increase year-over-year compared with net revenues in the corresponding period in 2023. This forecast reflects Tuniu's current and preliminary view on the industry and its operations, which is subject to change.

Share Repurchase Update

In March 2024, the Company's Board of Directors authorized a share repurchase program under which the Company may repurchase up to US$10 million worth of its ordinary shares or American depositary shares representing ordinary shares. As of May 31, 2024, the Company had repurchased an aggregate of approximately 3.5 million ADSs for approximately US$2.9 million from the open market under the share repurchase program.

Conference Call Information

Tuniu’s management will hold an earnings conference call at 8:00 am U.S. Eastern Time, on June 4, 2024, (8:00 pm, Beijing/Hong Kong Time, on June 4, 2024) to discuss the first quarter 2024 financial results.

To participate in the conference call, please dial the following numbers:

United States	1-888-346-8982
Hong Kong	852-301-84992
Mainland China	4001-201203
International	1-412-902-4272

Conference ID: Tuniu 1Q 2024 Earnings Conference Call

A telephone replay will be available one hour after the end of the conference call through June 11, 2024. The dial-in details are as follows:

United States	1-877-344-7529
International	1-412-317-0088

Replay Access Code: 4679991

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.tuniu.com.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers integrated travel service with a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including a dedicated team of professional customer service representatives, 24/7 call centers, extensive networks of offline retail stores and self-operated local tour operators. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu’s products and services; its relationships with customers and travel suppliers; Tuniu’s ability to offer competitive travel products and services; Tuniu’s future business development, results of operations and financial condition; competition in the online travel industry in China; government policies and regulations relating to Tuniu’s structure, business and industry; the impact of health epidemics on Tuniu’s business operations, the travel industry and the economy of China and elsewhere generally; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement the Company's unaudited consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), the Company has provided non-GAAP information related to income/(loss) from operations, net income/(loss), net income/(loss) attributable to ordinary shareholders of Tuniu Corporation, which excludes share-based compensation expenses, amortization of acquired intangible assets, impairment of goodwill and impairment of property and equipment, net. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We believe that the non-GAAP financial measures used in this press release are useful for understanding and assessing underlying business performance and operating trends, and management and investors benefit from referring to these non-GAAP financial measures in assessing our financial performance and when planning and forecasting future periods.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The non-GAAP financial measure has limitations as an analytical tool. Further, this non-GAAP measure may differ from the non-GAAP information used by other companies, including peer companies, and therefore its comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measure to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. Tuniu encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned "Reconciliations of GAAP and non-GAAP Results" set forth at the end of this press release.

For investor and media inquiries, please contact:

China

Mary Chen

Investor Relations Director

Tuniu Corporation

Phone: +86-25-6960-9988

E-mail: ir@tuniu.com

(Financial Tables Follow)

Tuniu Corporation

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except per share information)

	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	378,989	486,989	67,447
Restricted cash	65,902	37,316	5,168
Short-term investments	777,890	684,244	94,767
Accounts receivable, net	41,633	57,184	7,920
Amounts due from related parties	9,515	1,055	146
Prepayments and other current assets	234,189	152,565	21,130
Total current assets	1,508,118	1,419,353	196,578

Non-current assets
Long-term investments	209,819	209,032	28,951
Property and equipment, net	57,479	56,390	7,810
Intangible assets, net	26,091	25,109	3,478
Land use right, net	90,529	90,013	12,467
Operating lease right-of-use assets, net	12,484	11,467	1,588
Other non-current assets	55,960	61,483	8,515
Total non-current assets	452,362	453,494	62,809
Total assets	1,960,480	1,872,847	259,387

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities
Short-term borrowings	7,277	7,520	1,042
Accounts and notes payable	317,104	347,474	48,125
Amounts due to related parties	6,405	6,783	939
Salary and welfare payable	21,401	18,028	2,497
Taxes payable	4,305	3,124	433
Advances from customers	270,197	140,825	19,504
Operating lease liabilities, current	2,709	3,165	438
Accrued expenses and other current liabilities	329,481	320,488	44,387
Total current liabilities	958,879	847,407	117,365

Non-current liabilities
Operating lease liabilities, non-current	5,348	4,475	620
Deferred tax liabilities	6,027	5,825	807
Long-term borrowings	10,395	8,390	1,162
Total non-current liabilities	21,770	18,690	2,589
Total liabilities	980,649	866,097	119,954

Redeemable noncontrolling interests	27,200	27,200	3,767

Equity
Ordinary shares	249	249	34
Less: Treasury stock	(285,983)	(287,782)	(39,857)
Additional paid-in capital	9,138,720	9,143,505	1,266,361
Accumulated other comprehensive income	305,416	307,450	42,581
Accumulated deficit	(8,127,552)	(8,113,641)	(1,123,726)
Total Tuniu Corporation shareholders’ equity	1,030,850	1,049,781	145,393
Noncontrolling interests	(78,219)	(70,231)	(9,727)
Total equity	952,631	979,550	135,666
Total liabilities, redeemable noncontrolling interests and equity	1,960,480	1,872,847	259,387

Tuniu Corporation

Unaudited Condensed Consolidated Statements of Comprehensive Loss/(Income)

(All amounts in thousands, except per share information)

	Quarter Ended	Quarter Ended	Quarter Ended	Quarter Ended
	March 31, 2023	December 31, 2023	March 31, 2024	March 31, 2024
	RMB	RMB	RMB	US$
Revenues
Packaged tours	40,130	73,382	82,951	11,489
Others	23,051	26,564	25,007	3,463
Net revenues	63,181	99,946	107,958	14,952
Cost of revenues	(24,301)	(25,309)	(25,913)	(3,589)
Gross profit	38,880	74,637	82,045	11,363

Operating expenses
Research and product development	(14,328)	(10,426)	(13,024)	(1,804)
Sales and marketing	(19,987)	(33,230)	(36,824)	(5,100)
General and administrative	(22,319)	(42,072)	(20,479)	(2,836)
Impairment of goodwill	-	(114,661)	-	-
Other operating income	762	2,401	582	81
Total operating expenses	(55,872)	(197,988)	(69,745)	(9,659)
(Loss)/income from operations	(16,992)	(123,351)	12,300	1,704
Other income/(expenses)
Interest and investment income/(loss), net	6,321	(15,151)	10,041	1,391
Interest expense	(1,149)	(1,056)	(613)	(85)
Foreign exchange gains/(losses), net	3,514	3,172	(568)	(79)
Other income, net	1,101	2,499	1,279	177
(Loss)/income before income tax expense	(7,205)	(133,887)	22,439	3,108
Income tax benefit	203	103	64	9
Equity in (loss)/income of affiliates	(469)	866	(604)	(84)
Net (loss)/income	(7,471)	(132,918)	21,899	3,033
Net (loss)/income attributable to noncontrolling interests	(454)	(583)	7,988	1,106
Net (loss)/income attributable to ordinary shareholders of Tuniu Corporation	(7,017)	(132,335)	13,911	1,927

Net (loss)/income	(7,471)	(132,918)	21,899	3,033
Other comprehensive (loss)/income:
Foreign currency translation adjustment, net of nil tax	(4,040)	(5,848)	2,034	282
Comprehensive (loss)/income	(11,511)	(138,766)	23,933	3,315

Net (loss)/income per ordinary share attributable to ordinary shareholders - basic and diluted	(0.02)	(0.36)	0.04	0.01
Net (loss)/income per ADS - basic and diluted*	(0.06)	(1.08)	0.12	0.03

Weighted average number of ordinary shares used in computing basic (loss)/income per share	371,394,686	371,526,300	371,516,251	371,516,251
Weighted average number of ordinary shares used in computing diluted (loss)/income per share	371,394,686	371,526,300	373,365,967	373,365,967

Share-based compensation expenses included are as follows：
Cost of revenues	18	66	65	9
Research and product development	18	66	65	9
Sales and marketing	(16)	32	31	4
General and administrative	758	4,912	4,830	669
Total	778	5,076	4,991	691

*Each ADS represents three of the Company's ordinary shares.

Reconciliations of GAAP and Non-GAAP Results

(All amounts in thousands, except per share information)

	Quarter Ended March 31, 2024
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of goodwill	Impairment of property and equipment, net	Non-GAAP Result
Income from operations	12,300	4,991	828	-	-	18,119

Net income	21,899	4,991	828	-	-	27,718

Net income attributable to ordinary shareholders	13,911	4,991	828	-	-	19,730

	Quarter Ended December 31, 2023
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of goodwill	Impairment of property and equipment, net	Non-GAAP Result
(Loss)/income from operations	(123,351)	5,076	828	114,661	17,986	15,200

Net (loss)/income	(132,918)	5,076	828	114,661	17,986	5,633

Net (loss)/income attributable to ordinary shareholders	(132,335)	5,076	828	114,661	17,986	6,216

	Quarter Ended March 31, 2023
	GAAP Result	Share-based Compensation	Amortization of acquired intangible assets	Impairment of goodwill	Impairment of property and equipment, net	Non-GAAP Result
Loss from operations	(16,992)	778	828	-	-	(15,386)

Net loss	(7,471)	778	828	-	-	(5,865)

Net loss attributable to ordinary shareholders	(7,017)	778	828	-	-	(5,411)